UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41)*

Boulder Growth & Income Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101507101

(CUSIP Number)

Stephen C. Miller, Esq.

Rocky Mountain Advisers, LLC

2121 E. Crawford Place

Salina, KS 67401

(785) 823-3097

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	12,689,062

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	12,689,062

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	12,689,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	12.18%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	16,731,365

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	16,731,365

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	16,731,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	16.06%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	6,837,719

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	6,837,719

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,837,719

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.56%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	1,130,866

	8.	Shared Voting Power	6,837,719

	9.	Sole Dispositive Power	1,130,866

	10.	Shared Dispositive Power	6,837,719

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,968,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	7.65%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of New York and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	5,543,695

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	5,543,695

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,543,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	5.32%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	2,411,987

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,411,987

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,411,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.32%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	39,560

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	39,560

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	39,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.04%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Peak Trust Company-AK (formerly Alaska Trust Company)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares bene- ficially owned by each reporting person with:	7.	Sole Voting Power	0

	8.	Shared Voting Power	7,968,585

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	7,968,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,968,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	7.65%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

Amendment No. 41 to Statement on Schedule 13D

This Amendment No. 41 (the “Amendment”) further amends the statement on Schedule 13D, relating to the common stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4, 5, 6, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Lola Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the Stewart West Indies Trust (the “West Indies Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”) (the foregoing trusts being the “Prior Reporting Trusts”); and Susan L. Ciciora and Ellen O. Horejsi (formerly, Ellen O. Cooper), each as the direct beneficial owner of Shares, and, by virtue of the relationships described previously in this statement, Peak Trust Company-AK (“PTC”) (formerly Alaska Trust Company) and Stewart R. Horejsi (collectively, the “Prior Reporting Persons”), are hereby amended as set forth below.

Item 2.	Identity and Background.

No change except for the addition of the following:

On December 31, 2018, Stewart R. Horejsi and Ellen Horejsi were divorced and, as a consequence, neither Ms. Horejsi nor her trust, the Ellen O. Cooper Trust, are Reporting Persons hereunder.

Alaska Trust Company changed its name to Peak Trust Company-AK on April 28, 2016 and is referred to herein as “PTC”.

Certain Reporting Persons listed on this Amendment expressly (identified as the “Horejsi Affiliates” below) affirm that, for the reasons described in Item 6 below, they constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

On April 10, 2019, the Ernest Trust transferred 2,319,048 Shares to the Lola Trust and 1,365,044 Shares to the Susan Trust. Each transfer was made in lieu of cash as full payment for two intra-trust loans: (i) a loan between the Ernest Trust as borrower and Lola Trust as lender with an outstanding principal amount of $25,416,768, and (ii) a loan between the Ernest Trust as borrower and Susan Trust as lender with an outstanding principal amount of $14,960,881. For purposes of the foregoing transactions, the Shares were valued at $10.96 per share based on the closing price reported for such shares by the New York Stock Exchange on April 9, 2019.

Item 4.	Purpose of Transaction.

No change except for the addition of the following:

On April 10, 2019, the Ernest Trust transferred 2,319,048 Shares to the Lola Trust and 1,365,044 Shares to the Susan Trust. Each transfer was made in lieu of cash as full payment for two intra-trust loans: (i) a loan between the Ernest Trust as borrower and Lola Trust as lender with an outstanding principal amount of $25,416,768, and (ii) a loan between the Ernest Trust as borrower and Susan Trust as lender with an outstanding principal amount of $14,960,881. For purposes of the foregoing transactions, the Shares were valued at $10.96 per share based on the closing price reported for such shares by the New York Stock Exchange on April 9, 2019.

Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

No change except for the following:

(a) The beneficial ownership percentage for each Reporting Person is calculated based on information provided by the Company that there were 104,188,473 Shares outstanding as of April 9, 2019 (the “Outstanding Shares”).

1.	The Ernest Trust is the direct beneficial owner of 12,689,062 Shares, or approximately 12.18% of the Outstanding Shares.

2.	The Lola Trust is the direct beneficial owner of 16,731,365 Shares, or approximately 16.06% of the Outstanding Shares.

3.	The Susan Trust is the direct beneficial owner of 6,837,719 Shares, or approximately 6.56% of the Outstanding Shares.

4.	The West Indies Trust is the direct beneficial owner of 1,130,866 Shares, or approximately 1.09% of the Outstanding Shares.

5.	The Mildred Trust is the direct beneficial owner of 5,543,695 Shares, or approximately 5.32% of the Outstanding Shares.

6.	The SRH Trust is the direct beneficial owner of 2,411,987 Shares, or approximately 2.32% of the Outstanding Shares.

7.	Susan L. Ciciora is the direct beneficial owner of 39,560 Shares, or approximately 0.04% of the Outstanding Shares.

8.	Ellen O. Horejsi (formerly, Ellen O. Cooper) is no longer a Reporting Person.

9.	The EOC Trust is no longer a Reporting Person.

10.	By virtue of the relationships reported in this statement, the West Indies Trust may be deemed to be the indirect beneficial owner of the 6,837,719 Shares indirectly beneficially held by PTC (which includes the Shares directly beneficially held by the Susan Trust), or approximately 6.56% of the Outstanding Shares.

11.	By virtue of the relationships reported in this statement, PTC may be deemed to be the indirect beneficial owner of the 7,968,585 Shares directly beneficially held by the Susan Trust and the West Indies Trust, or approximately 7.65% of the Outstanding Shares.

12.	By virtue of the relationships reported in this statement, Stewart R. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Mr. Horejsi disclaims all such beneficial ownership.

Except as specifically set forth above in connection with PTC (with respect to the Susan Trust and West Indies Trust) and the West Indies Trust (with respect to PTC and the Susan Trust), each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

(b) Each of the Trusts named in paragraph (a) above and Ms. Ciciora have the power to vote and to direct the vote as well as power to dispose and to direct the disposition of their respective Shares. By virtue of the relationships described in this statement, the West Indies Trust (with respect to PTC and the Susan Trust) and PTC (with respect to the Susan Trust and the West Indies Trust) may be deemed to share the indirect power to vote and to direct the vote as well as the indirect power to dispose and to direct the disposition of such Shares held by the respective Reporting Person as described above.

(c) On April 10, 2019, the Ernest Trust transferred 2,319,048 Shares to the Lola Trust and 1,365,044 Shares to the Susan Trust. Each transfer was made in lieu of cash as full payment for two intra-trust loans: (i) a loan between the Ernest Trust as borrower and Lola Trust as lender with an outstanding principal amount of $25,416,768, and (ii) a loan between the Ernest Trust as borrower and Susan Trust as lender with an outstanding principal amount of $14,960,881. For purposes of the foregoing transactions, the Shares were valued at $10.96 per share based on the closing price reported for such shares by the New York Stock Exchange on April 9, 2019.

(d) By virtue of the relationships described in this statement, the West Indies Trust (with respect to PTC and the Susan Trust) and PTC (with respect to the Susan Trust and West Indies Trust) may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Shares held by the respective Reporting Persons as described above.

The trustees of the Trusts described in Item 5(a) above may be deemed to share the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by such trusts, but each of the trustees of such trusts disclaim all such beneficial ownership. The directors of PTC may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by PTC, the Susan Trust and the West Indies Trust, but each such director disclaims all such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of June 1, 2018, ALPS Advisors, Inc. (“AAI”) and ALPS Fund Services, Inc. (“AFS” and together with AAI, “ALPS”) and Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, and Stewart R. Horejsi Trust No. 2, and Stewart R. Horejsi (the “Horejsi Affiliates”) entered into an agreement (the “Agreement”) pursuant to which, among other things, the Reporting Persons, collectively, will generally be limited in all dispositions of the Shares to the lesser of (i) an amount per month equal to 340,085 shares or (ii) the amount the Horejsi Affiliates may otherwise be restricted to under applicable federal or state laws, rules and regulations.

Notwithstanding the foregoing, the Horejsi Affiliates are not limited in their ability to exchange Shares among themselves or to transfer Shares to members of the Horejsi family, the Horejsi Charitable Foundation, Inc. or other entities owned and controlled by the Horejsi Affiliates, provided, however, that prior to any such exchange or transfer being deemed effective, the transferor will: (i) provide prior written notice to ALPS of such proposed transfer that contains details regarding the parties involved, the amount of Shares transferred, the date of the proposed transfer, and any changes in control of the voting power of the Shares from the proposed transfer; (ii) enter into an agreement (“Transfer LO Agreement”) with the transferee, whereby the transferee agrees to be subject to the terms and conditions set forth in this Agreement (that would otherwise be applicable to the transferor) and grants ALPS the ability to enforce its rights as a third party beneficiary under the Transfer LO Agreement against the transferee or transferor, as necessary; and (iii) provide ALPS with a copy of the applicable executed Transfer LO Agreement.

In addition, until May 31, 2026, at any annual or special meeting of stockholders of the Company or in any written consent executed in lieu of such a meeting of stockholders, the Horejsi Affiliates (including any related persons or entities that may receive Shares pursuant to a Transfer LO Agreement) shall take all action, including by way of voting their Shares, to give effect to the recommendations of the Board as well as the covenants in the Agreement, including without limitation, filling Board vacancies as provided in the Agreement. Specifically, if a vacancy of a director occurs on the Board at any time by death, disability, retirement, resignation, removal (with or without cause) or any other reason, ALPS and the Horejsi Affiliates will negotiate in good faith on a recommendation to be made on the nomination and appointment of a replacement director to fill the vacancy. The Horejsi Affiliates agree to vote their Shares in a manner consistent with the Agreement.

This description is qualified in its entirety by the Agreement, a copy of which is filed as an exhibit to the Amendment.

Item 7.	Materials to be filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A

Joint Filing Agreement, dated as of April 10, 2019, by and among the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, Susan L. Ciciora, Peak Trust Company-AK and Stewart R. Horejsi.

B	Horejsi ALPS Agreement, entered into as of June 1, 2018, by and among ALPS Advisors, Inc. and ALPS Fund Services, Inc.; and Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, and Stewart R. Horejsi Trust No. 2; and Stewart R. Horejsi.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2019

/s/ Matthew Blattmachr
Matthew Blattmachr, President of Peak Trust Company-AK, administrative trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust and Stewart R. Horejsi Trust No. 2

/s/ Matthew Blattmachr
Matthew Blattmachr, President of Peak Trust Company-AK

/s/ Susan L. Ciciora
Susan L. Ciciora

/s/ Stewart R. Horejsi
Stewart R. Horejsi

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